Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2023, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	1

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2023 to the corresponding nine months of 2022 and balance sheet analysis as at 30 September 2023 with comparatives relating to 31 December 2022 and 30 September 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 23 October 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 41 to 47 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 44 to 45;
– Average allocated tangible equity (for businesses) is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 44 to 45;
– Average tangible shareholders’ equity (for Barclays Group) is calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 44 to 45;
– Group operating expenses excluding litigation and conduct represents Group operating expenses excluding litigation and conduct charges. The comparable IFRS measure is total operating expenses;
– Income excluding the Over-issuance of Securities represents total income excluding the impact of the Over-issuance of Securities. The comparable IFRS measure is Total income. A reconciliation is provided on page 42;
– Operating expenses excluding the Over-issuance of Securities represents total Operating expenses excluding the impact of the Over-issuance of Securities. The comparable IFRS measure is Total operating expenses. A reconciliation is provided on page 42;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 47;
– Return on average allocated tangible equity (for businesses) is calculated as annualised Group attributable profit, as a proportion of average shareholders’ tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 44 to 45;
– Return on average tangible shareholders’ equity (for Barclays Group) is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 41; and
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 46.

Barclays PLC	2

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (SEC) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022 and Interim Results Announcement for the six months ended 30 June 2023 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	3

Performance Highlights

Barclays delivered return on equity (RoE) of 9.3% and return on tangible equity (RoTE) of 11.0% in Q323 and RoE of 10.5% and RoTE of 12.5% in Q323 YTD
•Q323 Group RoE of 9.3% and RoTE of 11.0% and Q323 YTD Group RoE of 10.5% and RoTE of 12.5%. Barclays UK Q323 RoE of 15.2% and RoTE of 21.0% and Barclays UK Q323 YTD RoE of 15.0% and RoTE of 20.6%
•Prudent risk management with Q323 YTD loan loss rate (LLR) of 43bps
•Strong balance sheet with CET1 ratio of 14.0%
•c.7.5p total distributions per share announced at H123: dividend of 2.7p now paid, and share buyback of £750m completed

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost income ratio	LLR	RoE	RoTE	EPS	NAV per share	TNAV per share	CET1 ratio
Q323	£6.3bn	£1.9bn	£1.3bn	63%	42bps	9.3%	11.0%	8.3p	370p	316p	14.0%
Q323 YTD	£19.8bn	£6.4bn	£4.4bn	61%	43bps	10.5%	12.5%	28.2p
Q323 Performance highlights:
•Group RoE of 9.3% and RoTE of 11.0% with profit before tax of £1.9bn (Q322: £2.0bn).
•Including the impacts from the Over-issuance of Securities1,2 in the prior year
◦Group income up 5% year-on-year to £6.3bn
◦Barclays UK income decreased 2% to £1.9bn
◦Corporate and Investment Bank (CIB) income increased 9% to £3.1bn
◦Consumer, Cards and Payments (CC&P) income increased 9% to £1.4bn
•Group total operating expenses decreased 10% to £4.0bn
•Excluding these impacts:
–Group income down 2% year-on-year to £6.3bn:
–Barclays UK income decreased 2% to £1.9bn, primarily driven by the impact from the transfer of Wealth Management & Investments (WM&I) to CC&P. Excluding the transfer, Barclays UK income was up 1%3 driven by net interest income growth from higher rates, including continued structural hedge income, partially offset by product dynamics in deposits and mortgages
–CIB income decreased 6% to £3.1bn, reflecting lower client activity in both Global Markets (against a record FICC performance in Q3224) and Investment Banking fees, more than offsetting higher Corporate income from higher rates and the non-repeat of fair value losses on leverage finance lending in the prior year
–CC&P income increased 9% to £1.4bn reflecting higher balances in US cards and the benefit of the transfer of WM&I from Barclays UK
–Group total operating expenses decreased 4% year-on-year to £3.9bn, as inflation, business growth and investments were more than offset by efficiency savings and lower litigation and conduct charges
•Credit impairment charges were £0.4bn, with an LLR of 42bps
•CET1 ratio of 14.0%, with risk weighted assets (RWAs) of £341.9bn, net asset value (NAV) per share of 370p and tangible net asset value (TNAV) per share of 316p
1Denotes the Over-issuance of Securities under Barclays Bank PLC's US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019. See page 42 for a reconciliation of financial results excluding the impact of the Over-issuance of Securities in the prior year.
2Q322 impacts from the Over-Issuance of Securities: £0.5bn income reduction and £0.5bn reduction in litigation and conduct charges.
3The income impact of the WM&I transfer was c.£60m in Q323.
4Q322 was a record third quarter performance for FICC within Global Markets. Period covering Q114-Q323. Pre 2014 data was not restated following re-segmentation in Q116.

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Performance Highlights
Q323 YTD Performance highlights:
•Group RoE was 10.5% (Q322 YTD: 9.3%), RoTE was 12.5% (Q322 YTD: 10.9%) with profit before tax of £6.4bn (Q322 YTD: £5.7bn).
•On a statutory basis:
•Group income was £19.8bn, up 3% year-on-year
•Group total operating expenses were £12.0bn, a decrease of 6% year-on-year
•Cost: income ratio was 61%
•Excluding the impact of the Over-issuance of Securities in the prior year1:
–Group income of £19.8bn, up 5% year-on-year
–Group total operating expenses were £12.0bn, up 2% year-on-year. Cost: income ratio of 61% as the Group delivered positive cost: income jaws of 3%
•Credit impairment charges were £1.3bn with an LLR of 43bps, with delinquencies in US cards in line with pre-pandemic experience

Group Targets and Outlook:
•Costs: targeting a cost: income ratio percentage in the low 60s in 2023, investing for growth whilst progressing towards the Group’s medium-term target of below 60%. Separately, the Group is evaluating actions to reduce structural costs to help drive future returns, which may result in material additional charges in Q423
•Returns: targeting a RoTE2 of greater than 10% in 2023, excluding any such structural costs actions
•Impairment: expect an LLR of 50-60bps through the cycle
•Barclays UK Net Interest Margin (NIM): now expected to be in the range of 3.05% - 3.10% in 2023. Guidance is sensitive to the level and mix of deposit balances and further changes in expectations for interest rates
•Capital: expect to continue to operate within the CET1 ratio target range of 13-14%
•Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with share buybacks as appropriate

1Denotes the Over-issuance of Securities under Barclays Bank PLC's US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019. See page 42 for a reconciliation of financial results excluding the impact of the Over-issuance of Securities. Q322 YTD impacts from the Over-Issuance of Securities: £0.3bn income gain and £1.0bn litigation and conduct charges.
2Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward looking non-IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.

Barclays PLC	5

Performance Highlights

Barclays Group results	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
	£m	£m	% Change	£m	£m	% Change
Barclays UK	5,795	5,289	10	1,873	1,916	(2)
Corporate and Investment Bank	10,220	10,792	(5)	3,082	2,821	9
Consumer, Cards and Payments	3,944	3,213	23	1,360	1,244	9
Barclays International	14,164	14,005	1	4,442	4,065	9
Head Office	(179)	(139)	(29)	(57)	(30)	(90)
Total income	19,780	19,155	3	6,258	5,951	5
Operating costs	(11,979)	(11,209)	(7)	(3,949)	(3,939)	—
Litigation and conduct	(32)	(1,518)	98	—	339
Total operating expenses	(12,011)	(12,727)	6	(3,949)	(3,600)	(10)
Other net income/(expenses)	7	(4)		9	(1)
Profit before impairment	7,776	6,424	21	2,318	2,350	(1)
Credit impairment charges	(1,329)	(722)	(84)	(433)	(381)	(14)
Profit before tax	6,447	5,702	13	1,885	1,969	(4)
Tax charge	(1,257)	(1,072)	(17)	(343)	(249)	(38)
Profit after tax	5,190	4,630	12	1,542	1,720	(10)
Non-controlling interests	(39)	(23)	(70)	(9)	(2)
Other equity instrument holders	(766)	(620)	(24)	(259)	(206)	(26)
Attributable profit	4,385	3,987	10	1,274	1,512	(16)

Performance measures
Return on average shareholders' equity	10.5%	9.3%		9.3%	10.6%
Return on average tangible shareholders' equity	12.5%	10.9%		11.0%	12.5%
Average shareholders' equity (£bn)	55.5	56.9		55.1	56.8
Average tangible shareholders' equity (£bn)	47.0	48.8		46.5	48.6
Cost: income ratio	61%	66%		63%	60%
Loan loss rate (bps)	43	23		42	36
Basic earnings per share	28.2p	24.2p		8.3p	9.4p
Basic weighted average number of shares (m)	15,564	16,503	(6)	15,405	16,148	(5)
Period end number of shares (m)	15,239	15,888	(4)	15,239	15,888	(4)

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	405.4	398.8	413.7
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,591.7	1,513.7	1,726.9
Deposits at amortised cost	561.3	545.8	574.4
Net asset value per share	370p	347p	338p
Tangible net asset value per share	316p	295p	286p
Common equity tier 1 ratio	14.0%	13.9%	13.8%
Common equity tier 1 capital	48.0	46.9	48.6
Risk weighted assets	341.9	336.5	350.8
UK leverage ratio	5.0%	5.3%	5.0%
UK leverage exposure	1,202.4	1,130.0	1,232.1

Funding and liquidity
Group liquidity pool (£bn)	335.0	318.0	325.8
Liquidity coverage ratio[2]	159%	156%	156%
Net stable funding ratio[3]	138%	137%
Loan: deposit ratio	72%	73%	72%
1Refer to pages 33 to 37 for further information on how capital, RWAs and leverage are calculated.
2The Liquidity Coverage Ratio is now shown on an average basis, based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
3Represents average of the last four spot quarter end positions.

Barclays PLC	6

Group Finance Director's Review

Q323 YTD Group performance
•Barclays delivered a profit before tax of £6,447m (Q322 YTD: £5,702m), RoE of 10.5% (Q322 YTD: 9.3%), RoTE of 12.5% (Q322 YTD: 10.9%) and earnings per share (EPS) of 28.2p (Q322 YTD: 24.2p)
•The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses
•Group income increased 3% to £19,780m primarily driven by the net benefit from the higher interest rate environment, including continued structural hedge income, and higher balances in US cards, partially offset by the non repeat of the prior year income from hedging arrangements related to the Over-issuance of Securities and lower income in Global Markets and Investment Banking fees
•Group total operating expenses decreased to £12,011m (Q322 YTD: £12,727m)
–Group operating expenses excluding litigation and conduct charges increased to £11,979m (Q322 YTD: £11,209m) reflecting the impact of business growth, including the Gap portfolio acquisition in US cards and the Kensington Mortgage Company (KMC) acquisition in Barclays UK, as well as investments in resilience and controls. The impact of Group inflation was broadly offset by efficiency savings. The Group incurred £119m of structural cost actions (Q322 YTD: £78m), primarily related to the ongoing Barclays UK transformation programme
–Litigation and conduct charges decreased to £32m (Q322 YTD: £1,518m). The prior year charges included £966m of costs related to the Over-issuance of Securities, £282m of customer remediation costs relating to legacy loan portfolios in CC&P and £165m related to the Devices Settlements1
•Credit impairment charges were £1,329m (Q322 YTD: £722m), with delinquencies in US cards in line with pre-pandemic experience. Total coverage ratio remains strong at 1.4% (December 2022: 1.4%)
•The effective tax rate (ETR) was 19.5% (Q322 YTD: 18.8%). The prior year included tax benefits arising in the year and in respect of prior years, which were partially offset by the impact of the downward re-measurement of the Group's UK deferred tax assets as a result of the UK banking surcharge rate being reduced from 8% to 3%
•Attributable profit was £4,385m (Q322 YTD: £3,987m)
•Total assets increased to £1,591.7bn (December 2022: £1,513.7bn) driven by increased trading activity within CIB since December 2022. The Group liquidity pool was further strengthened by deposit growth
•NAV per share was 370p (December 2022: 347p). TNAV per share increased to 316p (December 2022: 295p) as EPS of 28.2p and the impact of share buybacks announced at FY22 and H123 results were partially offset by dividends paid in the period and net negative reserve movements

Barclays UK
Barclays UK delivered a RoE of 15.0% and a RoTE of 20.6% supported by the higher interest rate environment and the continued investment in our transformation into a next-generation, digitised consumer bank. The challenging environment has persisted with customer behaviour driving a reduction in the NIM outlook and balances.
•Profit before tax increased 16% to £2,300m with a RoE of 15.0% (Q322 YTD: 13.8%) and a RoTE of 20.6% (Q322 YTD: 18.7%)
•Total income increased 10% to £5,795m. Net interest income increased 13% to £4,856m with a NIM of 3.15% (Q322 YTD: 2.78%), as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure, lower deposit volumes and the search for yield in savings, with these product dynamics trends increasing in Q323. Net fee, commission and other income decreased 6% to £939m including the impact of the transfer of WM&I to CC&P
•Personal Banking income increased 11% to £3,662m, driven by higher interest rates, partially offset by mortgage margin compression and lower current accounts deposit volumes consistent with wider market trends and cost of living pressures
•Barclaycard Consumer UK income decreased 12% to £722m as higher customer spend volumes were more than offset by lower interest earning lending balances following repayments and ongoing prudent risk management
•Business Banking income increased 22% to £1,411m driven by higher interest rates, partially offset by lower government scheme lending as repayments continue and lower deposit volumes in line with wider market trends
•Total operating expenses increased 2% to £3,228m from the impact of inflation, partially offset by the transfer of WM&I to CC&P. Ongoing efficiency savings continue to be reinvested, including in our transformation programme to support further improvements to the cost: income ratio over time
•Credit impairment charges increased to £267m (Q322 YTD: £129m), driven by updated macroeconomic scenarios, reflecting year-to-date improvement in GDP and unemployment outlook against a backdrop of higher interest rates and a weaker House Price Index (HPI). UK cards 30 and 90 day arrears remained low at 0.9% (Q322: 1.0%) and 0.2% (Q322: 0.3%) respectively. The UK cards total coverage ratio was 6.3% (December 2022: 7.6%)
1Refers to the settlements with the SEC and Commodity Futures Trading Commission (CFTC) in connection with their investigations of the use of unauthorised devices for business communications.

Barclays PLC	7

Group Finance Director's Review

Barclays UK (continued)
•Loans and advances to customers at amortised cost were broadly stable at £204.9bn (December 2022: £205.1bn), primarily reflecting the acquisition of KMC and mortgage lending in the first half of the year, which more than offset repayment of government scheme lending in Business Banking
•Customer deposits at amortised cost decreased 6% to £243.2bn. Primarily driven by reduced current account balances in Personal and Business Banking, reflecting broader market trends. The loan: deposit ratio increased to 92% (December 2022: 87%)
–Average balances quarter-on-quarter contributed to a larger net interest income deposit effect than the period end balances
•RWAs were stable at £73.2bn (December 2022: £73.1bn) including a reduction due to a capital Loss Given Default (LGD) model update for the mortgages portfolio, partially offset by the acquisition of KMC
Barclays International
Barclays International delivered a RoE of 11.1% and a RoTE of 11.4%. Despite the reduced banking industry fee pool and lower client activity in Global Markets, CIB delivered a RoE of 11.5% and a RoTE of 11.5% reflecting the benefits of income diversification and investment in sustainable growth. CC&P delivered a RoE of 9.0% and RoTE of 10.6% reflecting continued investment in the business resulting in balance growth and increased income, partially offset by higher impairment charges.
•Profit before tax increased 10% to £4,580m with a RoE of 11.1% (Q322 YTD: 11.3%) and a RoTE of 11.4% (Q322 YTD: 11.5%), reflecting a RoE of 11.5% (Q322 YTD: 11.9%) and a RoTE of 11.5% (Q322 YTD: 11.9%) in CIB and RoE of 9.0% (Q322 YTD: 7.4%) and RoTE of 10.6% (Q322 YTD: 8.9%) in CC&P
•Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and total operating expenses
•Total income increased to £14,164m (Q322 YTD: £14,005m)
–CIB income decreased 5% to £10,220m and 3% excluding the £292m impact from prior year hedging arrangements related to the Over-issuance of Securities1.
–Global Markets income decreased 18% to £6,063m. FICC income decreased 13% to £4,121m, driven by macro reflecting lower market volatility and client activity, partially offset by strong performance in credit. Equities income decreased 28% to £1,942m, driven by a decline in derivatives income reflecting less volatile equity market conditions. Excluding the impact from the Over-issuance of Securities of £292m, Equities income decreased by 20%
–Investment Banking fees decreased 16% to £1,450m due to the reduced fee pool across Advisory and Debt capital markets2, partially offset by an improvement in Equity capital markets
–Within Corporate, Transaction banking income increased 31% to £2,272m driven by improved deposit margins in the higher interest rate environment. Corporate lending income increased to £435m (Q322 YTD: £103m loss) mainly driven by lower costs of hedging and the non-repeat of fair value losses on leverage finance lending net of mark to market gains on related hedges in the prior year
–CC&P income increased 23% to £3,944m
–International Cards and Consumer Bank income increased 28% to £2,625m reflecting higher cards balances and improved margins, including the Gap portfolio acquisition in Q222
–Private Bank income increased 21% to £884m, due to the transfer of WM&I from Barclays UK, client balance growth and improved margins
–Payments income was stable at £435m (Q322 YTD: £431m) driven by merchant acquiring growth, partially offset by margin compression
•Total operating expenses decreased 8% to £8,559m, and excluding litigation and conduct increased 9% to £8,519m, reflecting investment in the business
–CIB total operating expenses decreased 11% to £6,192m. Operating expenses excluding litigation and conduct charges increased 6% to £6,201m reflecting investment in talent and technology, and the impact of inflation, partially offset by efficiency savings
–CC&P total operating expenses increased 4% to £2,367m. Operating expenses excluding litigation and conduct charges increased 17% to £2,318m, driven by higher investment spend to support growth, mainly in marketing and partnership costs including the Gap portfolio acquisition, the transfer of WM&I from Barclays UK and the impact of inflation, partially offset by efficiency savings

1Q322 YTD included £292m of income gain related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities.
2Data source: Dealogic for the period covering 1 January to 30 September 2023.

Barclays PLC	8

Group Finance Director's Review

Barclays International (continued)
•Credit impairment charges were £1,037m (Q322 YTD: £605m)
–CIB credit impairment charges were £nil (Q322 YTD: £78m) driven by single name charges offset by the benefit of credit protection and the updated macroeconomic scenarios
–CC&P credit impairment charges increased to £1,037m (Q322 YTD: £527m), with delinquencies in US cards in line with pre-pandemic experience, with 30 and 90 day arrears at 2.7% (Q322: 2.0%) and 1.3% (Q322: 0.8%) respectively. The US cards total coverage ratio was 9.7% (December 2022: 8.1%)
•RWAs increased to £259.2bn (December 2022: £254.8bn) due to increased trading activity within CIB since Q422, partially offset by the impact of strengthening of GBP against USD
–RWAs were broadly stable since June 2023, excluding the impact of spot USD appreciation against GBP
Head Office
•Loss before tax was £433m (Q322 YTD: £446m)
•Total income was an expense of £179m (Q322 YTD: £139m) primarily reflecting hedge accounting and treasury items. The prior year included a one-off gain of £86m from the sale and leaseback of UK data centres, as well as a £74m loss on sale arising from disposals of Barclays' equity stake in Absa Group Limited
•Total operating expenses decreased to £224m (Q322 YTD: £293m) primarily driven by lower litigation and conduct charges
•RWAs were £9.5bn (December 2022: £8.6bn)
Capital distributions
•Barclays paid a half-year dividend of 2.7p per share on 15 September 2023, and completed the share buyback of £750m announced at H123 results, bringing the total capital return equivalent to c.7.5p per share
•Barclays is committed to maintaining a balance between a strong capital position, delivering total cash returns to shareholders and investment in the business. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividend as appropriate, including with share buybacks
Group capital and leverage
•The CET1 ratio increased to 14.0% (December 2022: 13.9%) as CET1 capital increased by £1.1bn to £48.0bn (December 2022: £46.9bn) partially offset by an increase in RWAs of £5.4bn to £341.9bn (December 2022: £336.5bn):
–c.130bps increase from attributable profit generated in the period
–c.60bps decrease driven by returns to shareholders including the interim dividend of 2.7p per share paid in September 2023 and £1.3bn of share buybacks announced with FY22 and H123 results. It also includes an accrual towards the FY23 dividend
–c.30bps decrease from other capital movements, including the impact of regulatory change on 1 January 2023 relating to IFRS 9 transitional relief, the impact of the KMC acquisition, and other regulatory capital deductions
–c.30bps decrease as a result of a £7.4bn increase in RWAs primarily driven by increased trading activity within CIB since December 2022
–A £3.2bn decrease in RWAs as a result of foreign exchange movements since December 2022 was broadly offset by a £0.4bn decrease in CET1 capital due to a decrease in the currency translation reserve
•The UK leverage ratio decreased to 5.0% (December 2022: 5.3%) primarily due to a £72.4bn increase in leverage exposure to £1,202.4bn (December 2022: £1,130.0bn). This is largely driven by increased trading activity within CIB since December 2022

Barclays PLC	9

Group Finance Director's Review
Group funding and liquidity
•The liquidity and funding position remains robust and stable in the period. The liquidity pool increased to £335.0bn (December 2022: £318.0bn) driven by deposit growth. The composition of the liquidity pool is conservative, with 81% held in cash and deposits with central banks and the remainder primarily held in high quality government bonds, materially held at fair value or hedged
•The strength of the funding and liquidity position is supported by a diverse and stable deposit franchise. Total deposits increased to £561.3bn (December 2022: £545.8bn)
•The average1 Liquidity Coverage Ratio (LCR) remained significantly above the 100% regulatory requirement at 159% (December 2022: 156%), equivalent to a surplus of £115.6bn (December 2022: £114.4bn)
•The average2 Net Stable Funding Ratio was 138% (December 2022: 137%), which represents a £165.8bn (December 2022: £155.6bn) surplus above the 100% regulatory requirement
•Wholesale funding outstanding, excluding repurchase agreements, was £186.4bn (December 2022: £184.0bn)
•The Group issued £12.0bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) year to date. The Group has a strong MREL position with a ratio of 33.4%, which is in excess of the regulatory requirement of 29.6% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters
•KMC acquisition: on 1 March 2023, Barclays completed the acquisition of UK specialist mortgage lender KMC, including a portfolio of mortgages totalling £2.2bn with an RWA impact of £0.8bn
•Combination of the Private Bank and Barclays UK Wealth business: on 1 May 2023, WM&I was transferred from Barclays UK to CC&P, creating a combined Private Bank and Wealth Management business. The combination seeks to improve customer and client experience and create business synergies:
–The business transferred includes c.£28bn of invested assets, generating annualised income of c.£0.2bn

Anna Cross, Group Finance Director

1Represents average of the last 12 spot month end ratios.
2Represents average of the last four spot quarter end ratios.

Barclays PLC	10

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,856	4,293	13	1,578	1,561	1
Net fee, commission and other income	939	996	(6)	295	355	(17)
Total income	5,795	5,289	10	1,873	1,916	(2)
Operating costs	(3,240)	(3,152)	(3)	(1,058)	(1,069)	1
Litigation and conduct	12	(28)		9	(3)
Total operating expenses	(3,228)	(3,180)	(2)	(1,049)	(1,072)	2
Other net expenses	—	(1)		—	(1)
Profit before impairment	2,567	2,108	22	824	843	(2)
Credit impairment charges	(267)	(129)		(59)	(81)	27
Profit before tax	2,300	1,979	16	765	762	—
Attributable profit	1,580	1,403	13	531	549	(3)

Performance measures
Return on average allocated equity	15.0%	13.8%		15.2%	16.3%
Return on average allocated tangible equity	20.6%	18.7%		21.0%	22.1%
Average allocated equity (£bn)	14.0	13.6		14.0	13.5
Average allocated tangible equity (£bn)	10.2	10.0		10.1	9.9
Cost: income ratio	56%	60%		56%	56%
Loan loss rate (bps)	16	8		10	14
Net interest margin	3.15%	2.78%		3.04%	3.01%

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	204.9	205.1	205.1
Total assets	299.9	313.2	316.8
Customer deposits at amortised cost	243.2	258.0	261.0
Loan: deposit ratio	92%	87%	86%
Risk weighted assets	73.2	73.1	73.2

Barclays PLC	11

Results by Business

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	3,662	3,311	11	1,165	1,212	(4)
Barclaycard Consumer UK	722	824	(12)	238	283	(16)
Business Banking	1,411	1,154	22	470	421	12
Total income	5,795	5,289	10	1,873	1,916	(2)

Analysis of credit impairment (charges)/releases
Personal Banking	(205)	(47)		(85)	(26)
Barclaycard Consumer UK	(89)	42		29	2
Business Banking	27	(124)		(3)	(57)	95
Total credit impairment charges	(267)	(129)		(59)	(81)	27

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	172.3	169.7	168.7
Barclaycard Consumer UK	9.6	9.2	9.0
Business Banking	23.0	26.2	27.4
Total loans and advances to customers at amortised cost	204.9	205.1	205.1

Analysis of customer deposits at amortised cost
Personal Banking	186.1	195.6	197.3
Barclaycard Consumer UK	—	—	—
Business Banking	57.1	62.4	63.7
Total customer deposits at amortised cost	243.2	258.0	261.0

Barclays PLC	12

Results by Business

Barclays International	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,739	3,462	37	1,655	1,497	11
Net trading income	5,158	6,540	(21)	1,461	1,328	10
Net fee, commission and other income	4,267	4,003	7	1,326	1,240	7
Total income	14,164	14,005	1	4,442	4,065	9
Operating costs	(8,519)	(7,818)	(9)	(2,816)	(2,776)	(1)
Litigation and conduct	(40)	(1,436)	97	(10)	396
Total operating expenses	(8,559)	(9,254)	8	(2,826)	(2,380)	(19)
Other net income	12	23	(48)	3	10	(70)
Profit before impairment	5,617	4,774	18	1,619	1,695	(4)
Credit impairment charges	(1,037)	(605)	(71)	(358)	(295)	(21)
Profit before tax	4,580	4,169	10	1,261	1,400	(10)
Attributable profit	3,149	3,219	(2)	848	1,136	(25)

Performance measures
Return on average allocated equity	11.1%	11.3%		9.0%	11.3%
Return on average allocated tangible equity	11.4%	11.5%		9.2%	11.6%
Average allocated equity (£bn)	37.9	38.1		37.6	40.1
Average allocated tangible equity (£bn)	37.0	37.2		36.8	39.1
Cost: income ratio	60%	66%		64%	59%
Loan loss rate (bps)	77	43		78	62
Net interest margin	5.90%	4.78%		5.98%	5.58%

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	130.8	133.7	137.0
Loans and advances to banks at amortised cost	10.3	8.7	11.0
Debt securities at amortised cost	36.4	27.2	36.2
Loans and advances at amortised cost	177.5	169.6	184.2
Trading portfolio assets	155.4	133.8	126.3
Derivative financial instrument assets	280.4	301.7	415.7
Financial assets at fair value through the income statement	238.3	210.5	244.7
Cash collateral and settlement balances	136.0	107.7	163.3
Other assets	285.5	258.0	257.2
Total assets	1,273.1	1,181.3	1,391.4
Deposits at amortised cost	318.2	287.6	313.2
Derivative financial instrument liabilities	268.3	288.9	394.2
Loan: deposit ratio	56%	59%	59%
Risk weighted assets	259.2	254.8	269.3

Barclays PLC	13

Results by Business

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,021	1,401	44	700	606	16
Net trading income	5,294	6,532	(19)	1,503	1,344	12
Net fee, commission and other income	2,905	2,859	2	879	871	1
Total income	10,220	10,792	(5)	3,082	2,821	9
Operating costs	(6,201)	(5,834)	(6)	(2,015)	(2,043)	1
Litigation and conduct	9	(1,134)		7	498	(99)
Total operating expenses	(6,192)	(6,968)	11	(2,008)	(1,545)	(30)
Other net income	3	—		2	—
Profit before impairment	4,031	3,824	5	1,076	1,276	(16)
Credit impairment (charges)/releases	—	(78)		20	(46)
Profit before tax	4,031	3,746	8	1,096	1,230	(11)
Attributable profit	2,728	2,910	(6)	721	1,015	(29)

Performance measures
Return on average allocated equity	11.5%	11.9%		9.2%	11.9%
Return on average allocated tangible equity	11.5%	11.9%		9.2%	11.9%
Average allocated equity (£bn)	31.7	32.5		31.5	34.0
Average allocated tangible equity (£bn)	31.7	32.5		31.5	34.0
Cost: income ratio	61%	65%		65%	55%
Loan loss rate (bps)	—	7		(6)	13

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	87.9	90.5	93.6
Loans and advances to banks at amortised cost	9.6	8.1	10.2
Debt securities at amortised cost	36.3	27.2	36.2
Loans and advances at amortised cost	133.8	125.8	140.0
Trading portfolio assets	155.3	133.7	126.1
Derivative financial instrument assets	280.4	301.6	415.5
Financial assets at fair value through the income statement	238.2	210.5	244.6
Cash collateral and settlement balances	135.2	106.9	162.6
Other assets	237.2	222.6	220.6
Total assets	1,180.1	1,101.1	1,309.4
Deposits at amortised cost	236.9	205.8	229.5
Derivative financial instrument liabilities	268.3	288.9	394.2
Risk weighted assets	219.2	215.9	230.6

	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,121	4,719	(13)	1,147	1,546	(26)
Equities	1,942	2,709	(28)	675	246
Global Markets	6,063	7,428	(18)	1,822	1,792	2
Advisory	422	571	(26)	80	150	(47)
Equity capital markets	181	126	44	62	42	48
Debt capital markets	847	1,038	(18)	233	341	(32)
Investment Banking fees	1,450	1,735	(16)	375	533	(30)
Corporate lending	435	(103)		172	(181)
Transaction banking	2,272	1,732	31	713	677	5
Corporate	2,707	1,629	66	885	496	78
Total income	10,220	10,792	(5)	3,082	2,821	9

Barclays PLC	14

Results by Business

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,718	2,061	32	955	891	7
Net fee, commission, trading and other income	1,226	1,152	6	405	353	15
Total income	3,944	3,213	23	1,360	1,244	9
Operating costs	(2,318)	(1,984)	(17)	(801)	(733)	(9)
Litigation and conduct	(49)	(302)	84	(17)	(102)	83
Total operating expenses	(2,367)	(2,286)	(4)	(818)	(835)	2
Other net income	9	23	(61)	1	10	(90)
Profit before impairment	1,586	950	67	543	419	30
Credit impairment charges	(1,037)	(527)	(97)	(378)	(249)	(52)
Profit before tax	549	423	30	165	170	(3)
Attributable profit	421	309	36	127	121	5

Performance measures
Return on average allocated equity	9.0%	7.4%		8.4%	7.9%
Return on average allocated tangible equity	10.6%	8.9%		9.6%	9.5%
Average allocated equity (£bn)	6.2	5.6		6.1	6.1
Average allocated tangible equity (£bn)	5.3	4.7		5.3	5.1
Cost: income ratio	60%	71%		60%	67%
Loan loss rate (bps)	297	150		321	211

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	42.9	43.2	43.4
Total assets	93.0	80.2	82.0
Deposits at amortised cost	81.3	81.8	83.7
Risk weighted assets	39.9	38.9	38.7

	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	2,625	2,053	28	890	824	8
Private Bank	884	729	21	331	270	23
Payments	435	431	1	139	150	(7)
Total income	3,944	3,213	23	1,360	1,244	9

Barclays PLC	15

Results by Business

Head Office	Nine months ended			Three months ended
	30.09.23	30.09.22		30.09.23	30.09.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	(25)	76		14	10	40
Net fee, commission and other income	(154)	(215)	28	(71)	(40)	(78)
Total income	(179)	(139)	(29)	(57)	(30)	(90)
Operating costs	(220)	(239)	8	(75)	(94)	20
Litigation and conduct	(4)	(54)	93	1	(54)
Total operating expenses	(224)	(293)	24	(74)	(148)	50
Other net (expenses)/income	(5)	(26)	81	6	(10)
Loss before impairment	(408)	(458)	11	(125)	(188)	34
Credit impairment (charges)/releases	(25)	12		(16)	(5)
Loss before tax	(433)	(446)	3	(141)	(193)	27
Attributable loss	(344)	(635)	46	(105)	(173)	39

Performance measures
Average allocated tangible equity (£bn)	(0.2)	1.6		(0.4)	(0.4)

	As at 30.09.23	As at 31.12.22	As at 30.09.22
Balance sheet information	£bn	£bn	£bn
Total assets	18.7	19.2	18.7
Risk weighted assets	9.5	8.6	8.2
Period end allocated tangible equity	1.0	(0.2)	(3.5)

Barclays PLC	16

Quarterly Results Summary

Barclays Group
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,247	3,270	3,053	2,741	3,068	2,422	2,341	2,230
Net fee, commission and other income	3,011	3,015	4,184	3,060	2,883	4,286	4,155	2,930
Total income	6,258	6,285	7,237	5,801	5,951	6,708	6,496	5,160
Operating costs	(3,949)	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)	(3,514)
UK bank levy	—	—	—	(176)	—	—	—	(170)
Litigation and conduct	—	(33)	1	(79)	339	(1,334)	(523)	(92)
Total operating expenses	(3,949)	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)	(3,776)
Other net income/(expenses)	9	3	(5)	10	(1)	7	(10)	13
Profit before impairment	2,318	2,336	3,122	1,808	2,350	1,699	2,375	1,397
Credit impairment (charges)/releases	(433)	(372)	(524)	(498)	(381)	(200)	(141)	31
Profit before tax	1,885	1,964	2,598	1,310	1,969	1,499	2,234	1,428
Tax (charge)/credit	(343)	(353)	(561)	33	(249)	(209)	(614)	(104)
Profit after tax	1,542	1,611	2,037	1,343	1,720	1,290	1,620	1,324
Non-controlling interests	(9)	(22)	(8)	(22)	(2)	(20)	(1)	(27)
Other equity instrument holders	(259)	(261)	(246)	(285)	(206)	(199)	(215)	(218)
Attributable profit	1,274	1,328	1,783	1,036	1,512	1,071	1,404	1,079

Performance measures
Return on average shareholders' equity	9.3%	9.6%	12.8%	7.5%	10.6%	7.5%	9.9%	7.7%
Return on average tangible shareholders' equity	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%
Average shareholders' equity (£bn)	55.1	55.4	55.9	54.9	56.8	57.1	56.9	56.2
Average tangible shareholders' equity (£bn)	46.5	46.7	47.6	46.7	48.6	49.0	48.8	48.0
Cost: income ratio	63%	63%	57%	69%	60%	75%	63%	73%
Loan loss rate (bps)	42	37	52	49	36	20	15	(3)
Basic earnings per share	8.3p	8.6p	11.3p	6.5p	9.4p	6.4p	8.4p	6.4p
Basic weighted average number of shares (m)	15,405	15,523	15,770	15,828	16,148	16,684	16,682	16,985
Period end number of shares (m)	15,239	15,556	15,701	15,871	15,888	16,531	16,762	16,752

Balance sheet and capital management[2]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	339.6	337.4	343.6	343.3	346.3	337.2	325.8	319.9
Loans and advances to banks at amortised cost	11.5	10.9	11.0	10.0	12.5	12.5	11.4	9.7
Debt securities at amortised cost	54.3	53.1	48.9	45.5	54.8	46.1	34.5	31.8
Loans and advances at amortised cost	405.4	401.4	403.5	398.8	413.7	395.8	371.7	361.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.5%	1.6%
Total assets	1,591.7	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1	1,384.3
Deposits at amortised cost	561.3	554.7	555.7	545.8	574.4	568.7	546.5	519.4
Net asset value per share	370p	347p	356p	347p	338p	346p	342p	339p
Tangible net asset value per share	316p	291p	301p	295p	286p	297p	294p	291p
Common equity tier 1 ratio	14.0%	13.8%	13.6%	13.9%	13.8%	13.6%	13.8%	15.1%
Common equity tier 1 capital	48.0	46.6	46.0	46.9	48.6	46.7	45.3	47.3
Risk weighted assets	341.9	336.9	338.4	336.5	350.8	344.5	328.8	314.1
UK leverage ratio	5.0%	5.1%	5.1%	5.3%	5.0%	5.1%	5.0%	5.2%
UK leverage exposure	1,202.4	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5	1,137.9

Funding and liquidity
Group liquidity pool (£bn)	335.0	330.7	333.0	318.0	325.8	342.5	319.8	291.0
Liquidity coverage ratio[3]	159%	157%	157%	156%	156%	157%	159%	160%
Net stable funding ratio[4]	138%	139%	139%	137%
Loan: deposit ratio	72%	72%	73%	73%	72%	70%	68%	70%

1The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2Refer to pages 33 to 37 for further information on how capital, RWAs and leverage are calculated.
3The Liquidity Coverage Ratio is based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
4Represents average of the last four spot quarter end positions.

Barclays PLC	17

Quarterly Results by Business

Barclays UK
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,578	1,660	1,618	1,600	1,561	1,393	1,339	1,313
Net fee, commission and other income	295	301	343	370	355	331	310	386
Total income	1,873	1,961	1,961	1,970	1,916	1,724	1,649	1,699
Operating costs	(1,058)	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)	(998)	(1,202)
UK bank levy	—	—	—	(26)	—	—	—	(36)
Litigation and conduct	9	5	(2)	(13)	(3)	(16)	(9)	(5)
Total operating expenses	(1,049)	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)	(1,243)
Other net income/(expenses)	—	—	—	1	(1)	—	—	(1)
Profit before impairment	824	876	867	824	843	623	642	455
Credit impairment (charges)/releases	(59)	(95)	(113)	(157)	(81)	—	(48)	59
Profit before tax	765	781	754	667	762	623	594	514
Attributable profit	531	534	515	474	549	458	396	420

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	204.9	206.8	208.2	205.1	205.1	205.9	207.3	208.8
Total assets	299.9	304.8	308.6	313.2	316.8	318.8	317.2	321.2
Customer deposits at amortised cost	243.2	249.8	254.3	258.0	261.0	261.5	260.3	260.6
Loan: deposit ratio	92%	90%	90%	87%	86%	85%	85%	85%
Risk weighted assets	73.2	73.0	74.6	73.1	73.2	72.2	72.7	72.3

Performance measures
Return on average allocated equity	15.2%	15.1%	14.8%	13.9%	16.3%	13.5%	11.6%	12.4%
Return on average allocated tangible equity	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%
Average allocated equity	14.0	14.2	13.9	13.7	13.5	13.6	13.7	13.6
Average allocated tangible equity (£bn)	10.1	10.2	10.3	10.2	9.9	10.0	10.1	10.0
Cost: income ratio	56%	55%	56%	58%	56%	64%	61%	73%
Loan loss rate (bps)	10	17	20	27	14	—	9	(10)
Net interest margin	3.04%	3.22%	3.18%	3.10%	3.01%	2.71%	2.62%	2.49%

Barclays PLC	18

Quarterly Results by Business

Analysis of Barclays UK	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,165	1,244	1,253	1,229	1,212	1,077	1,022	983
Barclaycard Consumer UK	238	237	247	269	283	265	276	352
Business Banking	470	480	461	472	421	382	351	364
Total income	1,873	1,961	1,961	1,970	1,916	1,724	1,649	1,699

Analysis of credit impairment (charges)/releases
Personal Banking	(85)	(92)	(28)	(120)	(26)	(42)	21	8
Barclaycard Consumer UK	29	(35)	(83)	(12)	2	84	(44)	114
Business Banking	(3)	32	(2)	(25)	(57)	(42)	(25)	(63)
Total credit impairment (charges)/releases	(59)	(95)	(113)	(157)	(81)	—	(48)	59

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	172.3	173.3	173.6	169.7	168.7	167.1	166.5	165.4
Barclaycard Consumer UK	9.6	9.3	9.0	9.2	9.0	8.8	8.4	8.7
Business Banking	23.0	24.2	25.6	26.2	27.4	30.0	32.4	34.7
Total loans and advances to customers at amortised cost	204.9	206.8	208.2	205.1	205.1	205.9	207.3	208.8

Analysis of customer deposits at amortised cost
Personal Banking	186.1	191.1	194.3	195.6	197.3	197.0	196.6	196.4
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	57.1	58.7	60.0	62.4	63.7	64.5	63.7	64.2
Total customer deposits at amortised cost	243.2	249.8	254.3	258.0	261.0	261.5	260.3	260.6

Barclays PLC	19

Quarterly Results by Business

Barclays International
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,655	1,730	1,354	1,465	1,497	1,029	936	955
Net trading income	1,461	1,278	2,419	1,169	1,328	2,766	2,446	789
Net fee, commission and other income	1,326	1,432	1,509	1,228	1,240	1,321	1,442	1,766
Total income	4,442	4,440	5,282	3,862	4,065	5,116	4,824	3,510
Operating costs	(2,816)	(2,747)	(2,956)	(2,543)	(2,776)	(2,537)	(2,505)	(2,160)
UK bank levy	—	—	—	(133)	—	—	—	(134)
Litigation and conduct	(10)	(33)	3	(67)	396	(1,319)	(513)	(84)
Total operating expenses	(2,826)	(2,780)	(2,953)	(2,743)	(2,380)	(3,856)	(3,018)	(2,378)
Other net income	3	6	3	5	10	5	8	3
Profit before impairment	1,619	1,666	2,332	1,124	1,695	1,265	1,814	1,135
Credit impairment charges	(358)	(275)	(404)	(328)	(295)	(209)	(101)	(23)
Profit before tax	1,261	1,391	1,928	796	1,400	1,056	1,713	1,112
Attributable profit	848	953	1,348	625	1,136	783	1,300	818

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	130.8	126.6	131.0	133.7	137.0	126.7	113.9	106.4
Loans and advances to banks at amortised cost	10.3	9.7	9.8	8.7	11.0	11.3	10.2	8.4
Debt securities at amortised cost	36.4	35.2	30.8	27.2	36.2	29.3	20.7	19.0
Loans and advances at amortised cost	177.5	171.5	171.6	169.6	184.2	167.3	144.8	133.8
Trading portfolio assets	155.4	165.1	137.7	133.8	126.3	126.9	134.1	146.9
Derivative financial instrument assets	280.4	264.9	256.6	301.7	415.7	343.5	288.8	261.5
Financial assets at fair value through the income statement	238.3	232.2	245.0	210.5	244.7	209.3	203.8	188.2
Cash collateral and settlement balances	136.0	123.9	125.5	107.7	163.3	128.5	132.0	88.1
Other assets	285.5	268.8	275.0	258.0	257.2	275.1	255.5	225.6
Total assets	1,273.1	1,226.4	1,211.4	1,181.3	1,391.4	1,250.6	1,159.0	1,044.1
Deposits at amortised cost	318.2	305.0	301.6	287.6	313.2	307.4	286.1	258.8
Derivative financial instrument liabilities	268.3	254.5	246.7	288.9	394.2	321.2	277.2	256.4
Loan: deposit ratio	56%	56%	57%	59%	59%	54%	51%	52%
Risk weighted assets	259.2	254.6	255.1	254.8	269.3	263.8	245.1	230.9

Performance measures
Return on average allocated equity	9.0%	10.0%	14.2%	6.3%	11.3%	8.2%	14.4%	9.7%
Return on average allocated tangible equity	9.2%	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%
Average allocated equity (£bn)	37.6	38.0	38.1	39.9	40.1	38.2	36.0	33.8
Average allocated tangible equity (£bn)	36.8	37.1	37.1	38.9	39.1	37.3	35.1	32.9
Cost: income ratio	64%	63%	56%	71%	59%	75%	63%	68%
Loan loss rate (bps)	78	63	94	75	62	49	28	7
Net interest margin	5.98%	5.85%	5.87%	5.71%	5.58%	4.41%	4.15%	4.14%

1The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	700	856	465	548	606	410	385	432
Net trading income	1,503	1,353	2,437	1,201	1,344	2,738	2,450	774
Net fee, commission and other income	879	953	1,074	827	871	885	1,103	1,426
Total income	3,082	3,162	3,976	2,576	2,821	4,033	3,938	2,632
Operating costs	(2,015)	(1,984)	(2,202)	(1,796)	(2,043)	(1,870)	(1,921)	(1,562)
UK bank levy	—	—	—	(126)	—	—	—	(128)
Litigation and conduct	7	(1)	3	(55)	498	(1,314)	(318)	(59)
Total operating expenses	(2,008)	(1,985)	(2,199)	(1,977)	(1,545)	(3,184)	(2,239)	(1,749)
Other net income	2	1	—	2	—	—	—	1
Profit before impairment	1,076	1,178	1,777	601	1,276	849	1,699	884
Credit impairment releases/(charges)	20	13	(33)	(41)	(46)	(65)	33	73
Profit before tax	1,096	1,191	1,744	560	1,230	784	1,732	957
Attributable profit	721	798	1,209	454	1,015	579	1,316	695

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	87.9	84.8	89.2	90.5	93.6	86.5	79.5	73.4
Loans and advances to banks at amortised cost	9.6	9.0	9.2	8.1	10.2	10.0	9.4	7.6
Debt securities at amortised cost	36.3	35.1	30.7	27.2	36.2	29.3	20.7	19.0
Loans and advances at amortised cost	133.8	128.9	129.1	125.8	140.0	125.8	109.6	100.0
Trading portfolio assets	155.3	165.0	137.6	133.7	126.1	126.7	134.0	146.7
Derivative financial instruments assets	280.4	264.8	256.5	301.6	415.5	343.4	288.7	261.5
Financial assets at fair value through the income statement	238.2	232.1	244.9	210.5	244.6	209.2	203.8	188.1
Cash collateral and settlement balances	135.2	122.5	124.7	106.9	162.6	127.7	131.2	87.2
Other assets	237.2	224.6	230.3	222.6	220.6	237.2	222.5	195.8
Total assets	1,180.1	1,137.9	1,123.1	1,101.1	1,309.4	1,170.0	1,089.8	979.3
Deposits at amortised cost	236.9	225.5	221.0	205.8	229.5	229.5	214.7	189.4
Derivative financial instrument liabilities	268.3	254.5	246.7	288.9	394.2	321.2	277.1	256.4
Risk weighted assets	219.2	216.5	216.8	215.9	230.6	227.6	213.5	200.7

Performance measures
Return on average allocated equity	9.2%	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%
Return on average allocated tangible equity	9.2%	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%
Average allocated equity (£bn)	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7
Average allocated tangible equity (£bn)	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7
Cost: income ratio	65%	63%	55%	77%	55%	79%	57%	66%
Loan loss rate (bps)	(6)	(4)	10	13	13	20	(12)	(29)
Net interest margin	3.65%	3.98%	3.95%	3.73%	3.56%	2.88%	2.52%	2.67%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,147	1,186	1,788	976	1,546	1,529	1,644	546
Equities	675	563	704	440	246	1,411	1,052	501
Global Markets	1,822	1,749	2,492	1,416	1,792	2,940	2,696	1,047
Advisory	80	130	212	197	150	236	185	287
Equity capital markets	62	69	50	40	42	37	47	158
Debt capital markets	233	273	341	243	341	281	416	511
Investment Banking fees	375	472	603	480	533	554	648	956
Corporate lending	172	168	95	(128)	(181)	(47)	125	176
Transaction banking	713	773	786	808	677	586	469	453
Corporate	885	941	881	680	496	539	594	629
Total income	3,082	3,162	3,976	2,576	2,821	4,033	3,938	2,632
1The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	21

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	955	874	889	918	891	619	551	522
Net fee, commission, trading and other income	405	404	417	368	353	464	335	356
Total income	1,360	1,278	1,306	1,286	1,244	1,083	886	878
Operating costs	(801)	(763)	(754)	(747)	(733)	(667)	(584)	(598)
UK bank levy	—	—	—	(7)	—	—	—	(6)
Litigation and conduct	(17)	(32)	—	(12)	(102)	(5)	(195)	(25)
Total operating expenses	(818)	(795)	(754)	(766)	(835)	(672)	(779)	(629)
Other net income	1	5	3	3	10	5	8	2
Profit before impairment	543	488	555	523	419	416	115	251
Credit impairment charges	(378)	(288)	(371)	(287)	(249)	(144)	(134)	(96)
Profit/(loss) before tax	165	200	184	236	170	272	(19)	155
Attributable profit/(loss)	127	155	139	171	121	204	(16)	123

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	42.9	41.7	41.8	43.2	43.4	40.2	34.4	33.0
Total assets	93.0	88.5	88.3	80.2	82.0	80.6	69.2	64.8
Deposits at amortised cost	81.3	79.5	80.6	81.8	83.7	77.9	71.4	69.4
Risk weighted assets	39.9	38.1	38.2	38.9	38.7	36.2	31.6	30.2

Performance measures
Return on average allocated equity	8.4%	10.1%	8.9%	11.0%	7.9%	14.8%	(1.2)%	9.7%
Return on average allocated tangible equity	9.6%	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%
Average allocated equity (£bn)	6.1	6.2	6.3	6.2	6.1	5.5	5.2	5.1
Average allocated tangible equity (£bn)	5.3	5.3	5.3	5.2	5.1	4.6	4.3	4.2
Cost: income ratio	60%	62%	58%	60%	67%	62%	88%	72%
Loan loss rate (bps)	321	255	332	245	211	132	145	105
Net interest margin	8.88%	8.25%	8.42%	8.40%	8.41%	6.68%	6.56%	6.29%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	890	835	900	860	824	691	538	552
Private Bank	331	295	258	285	270	245	214	200
Payments	139	148	148	141	150	147	134	126
Total income	1,360	1,278	1,306	1,286	1,244	1,083	886	878

Barclays PLC	22

Quarterly Results by Business

Head Office
	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	14	(120)	81	(324)	10	—	66	(38)
Net fee, commission and other income	(71)	4	(87)	293	(40)	(132)	(43)	(11)
Total income	(57)	(116)	(6)	(31)	(30)	(132)	23	(49)
Operating costs	(75)	(82)	(63)	(97)	(94)	(60)	(85)	(152)
UK bank levy	—	—	—	(17)	—	—	—	—
Litigation and conduct	1	(5)	—	1	(54)	1	(1)	(3)
Total operating expenses	(74)	(87)	(63)	(113)	(148)	(59)	(86)	(155)
Other net income/(expenses)	6	(3)	(8)	4	(10)	2	(18)	11
Loss before impairment	(125)	(206)	(77)	(140)	(188)	(189)	(81)	(193)
Credit impairment (charges)/releases	(16)	(2)	(7)	(13)	(5)	9	8	(5)
Loss before tax	(141)	(208)	(84)	(153)	(193)	(180)	(73)	(198)
Attributable loss	(105)	(159)	(80)	(63)	(173)	(170)	(292)	(159)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.7	18.5	19.1	19.2	18.7	19.8	19.9	19.0
Risk weighted assets[1]	9.5	9.3	8.8	8.6	8.2	8.6	11.0	11.0

Performance measures[1]
Average allocated equity (£bn)	3.5	3.2	3.9	1.3	3.2	5.3	7.2	8.8
Average allocated tangible equity (£bn)	(0.4)	(0.6)	0.2	(2.4)	(0.4)	1.7	3.6	5.1

1The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	23

Performance Management

Margins and balances
	Nine months ended 30.09.23			Nine months ended 30.09.22
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,856	206,338	3.15	4,293	206,308	2.78
Corporate and Investment Bank	1,582	54,770	3.86	1,241	54,960	3.02
Consumer, Cards and Payments	2,718	42,674	8.52	2,061	37,481	7.35
Barclays International	4,300	97,444	5.90	3,302	92,441	4.78
Barclays Group	9,156	303,782	4.03	7,595	298,749	3.40
Other[1]	414			236
Total Barclays Group net interest income	9,570			7,831
1Other comprises net interest income from Markets within Barclays International and Head Office including hedge accounting.
The Barclays Group NIM has increased 63bps from 3.40% in Q322 to 4.03% in Q323, driven by the higher interest rate environment and continued structural hedge income momentum across the Group as well as higher balances in CC&P including the Gap portfolio acquisition, partially offset by product dynamics in deposits and mortgages.
The Group’s combined product and equity structural hedge notional amount at September 2023 was £252bn (June 2023: £256bn), with an average duration of close to 2.5 years (2022: average duration close to 3 years). Gross structural hedge contributions of £2,609m (Q322: £1,487m) and net structural hedge contributions of £(5,964)m (Q322: £(361)m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis
	Q323	Q223	Q123	Q422	Q322
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,578	1,660	1,618	1,600	1,561
Corporate and Investment Bank	491	540	551	556	529
Consumer, Cards and Payments	955	874	889	918	891
Barclays International	1,446	1,414	1,440	1,474	1,420
Barclays Group	3,024	3,074	3,058	3,074	2,981

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	205,693	207,073	206,241	204,941	205,881
Corporate and Investment Bank	53,290	54,417	56,612	59,146	58,891
Consumer, Cards and Payments	42,678	42,503	42,840	43,319	42,019
Barclays International	95,968	96,920	99,452	102,465	100,910
Barclays Group	301,661	303,993	305,693	307,406	306,791

Net interest margin	%	%	%	%	%
Barclays UK	3.04	3.22	3.18	3.10	3.01
Corporate and Investment Bank	3.65	3.98	3.95	3.73	3.56
Consumer, Cards and Payments	8.88	8.25	8.42	8.40	8.41
Barclays International	5.98	5.85	5.87	5.71	5.58
Barclays Group	3.98	4.06	4.06	3.97	3.85

Barclays PLC	24

Credit Risk
Taskforce on Disclosures about Expected Credit Losses (DECL)
The latest DECL III Taskforce recommendation for the minimum product groupings and geographical breakdown have been adopted in the credit risk performance section for this period and the prior period comparatives have been aligned accordingly. The Group intends to adopt further enhancements in future periods.

Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio as at 30 September 2023.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

Barclays PLC	25

Credit Risk

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	149,754	17,865	1,466	169,085	57	105	105	267
Retail credit cards	7,755	2,280	201	10,236	161	367	117	645
Retail other	6,913	1,171	305	8,389	58	133	155	346
Corporate loans[1]	54,223	8,744	1,759	64,726	193	211	361	765
Total UK	218,645	30,060	3,731	252,436	469	816	738	2,023
Retail mortgages	4,467	353	709	5,529	6	32	327	365
Retail credit cards	23,695	3,641	1,471	28,807	381	1,161	1,170	2,712
Retail other	3,175	349	263	3,787	20	36	88	144
Corporate loans	60,455	5,041	805	66,301	90	177	245	512
Total Rest of the World	91,792	9,384	3,248	104,424	497	1,406	1,830	3,733
Total loans and advances at amortised cost	310,437	39,444	6,979	356,860	966	2,222	2,568	5,756
Debt securities	51,116	3,237	—	54,353	21	23	—	44
Total loans and advances at amortised cost including debt securities	361,553	42,681	6,979	411,213	987	2,245	2,568	5,800
Off-balance sheet loan commitments and financial guarantee contracts[2]	383,040	25,419	1,264	409,723	173	336	45	554
Total[3,4]	744,593	68,100	8,243	820,936	1,160	2,581	2,613	6,354

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	149,697	17,760	1,361	168,818	—	0.6	7.2	0.2
Retail credit cards	7,594	1,913	84	9,591	2.1	16.1	58.2	6.3
Retail other	6,855	1,038	150	8,043	0.8	11.4	50.8	4.1
Corporate loans[1]	54,030	8,533	1,398	63,961	0.4	2.4	20.5	1.2
Total UK	218,176	29,244	2,993	250,413	0.2	2.7	19.8	0.8
Retail mortgages	4,461	321	382	5,164	0.1	9.1	46.1	6.6
Retail credit cards	23,314	2,480	301	26,095	1.6	31.9	79.5	9.4
Retail other	3,155	313	175	3,643	0.6	10.3	33.5	3.8
Corporate loans	60,365	4,864	560	65,789	0.1	3.5	30.4	0.8
Total Rest of the World	91,295	7,978	1,418	100,691	0.5	15.0	56.3	3.6
Total loans and advances at amortised cost	309,471	37,222	4,411	351,104	0.3	5.6	36.8	1.6
Debt securities	51,095	3,214	—	54,309	—	0.7	—	0.1
Total loans and advances at amortised cost including debt securities	360,566	40,436	4,411	405,413	0.3	5.3	36.8	1.4
Off-balance sheet loan commitments and financial guarantee contracts[2]	382,867	25,083	1,219	409,169	—	1.3	3.6	0.1
Total[3,4]	743,433	65,519	5,630	814,582	0.2	3.8	31.7	0.8
1Includes Business Banking, which has a gross exposure of £15.9bn and an impairment allowance of £445m. This comprises £110m impairment allowance on £10.1bn Stage 1 exposure, £82m on £4.4bn Stage 2 exposure and £253m on £1.4bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.7%.
2Excludes loan commitments and financial guarantees of £15.3bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £216.3bn and impairment allowance of £165m. This comprises £20m impairment allowance on £215.1bn Stage 1 exposure, £9m on £1.0bn Stage 2 exposure and £136m on £147m Stage 3 exposure.
4The annualised loan loss rate is 43bps after applying the total impairment charge of £1,329m.

Barclays PLC	26

Credit Risk

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,821	17,735	1,481	165,037	21	49	58	128
Retail credit cards	7,119	2,569	251	9,939	127	493	137	757
Retail other	8,202	1,197	293	9,692	72	138	145	355
Corporate loans[1]	55,187	12,528	2,008	69,723	317	264	360	941
Total UK	216,329	34,029	4,033	254,391	537	944	700	2,181
Retail mortgages	7,851	465	933	9,249	8	24	356	388
Retail credit cards	22,669	3,880	1,129	27,678	331	1,127	818	2,276
Retail other	5,268	271	427	5,966	28	28	163	219
Corporate loans	56,704	4,290	564	61,558	144	160	182	486
Total Rest of the World	92,492	8,906	3,053	104,451	511	1,339	1,519	3,369
Total loans and advances at amortised cost	308,821	42,935	7,086	358,842	1,048	2,283	2,219	5,550
Debt securities	41,724	3,805	—	45,529	9	33	—	42
Total loans and advances at amortised cost including debt securities	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592
Off-balance sheet loan commitments and financial guarantee contracts[2]	372,945	30,694	1,180	404,819	245	315	23	583
Total[3,4]	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,800	17,686	1,423	164,909	—	0.3	3.9	0.1
Retail credit cards	6,992	2,076	114	9,182	1.8	19.2	54.6	7.6
Retail other	8,130	1,059	148	9,337	0.9	11.5	49.5	3.7
Corporate loans[1]	54,870	12,264	1,648	68,782	0.6	2.1	17.9	1.3
Total UK	215,792	33,085	3,333	252,210	0.2	2.8	17.4	0.9
Retail mortgages	7,843	441	577	8,861	0.1	5.2	38.2	4.2
Retail credit cards	22,338	2,753	311	25,402	1.5	29.0	72.5	8.2
Retail other	5,240	243	264	5,747	0.5	10.3	38.2	3.7
Corporate loans	56,560	4,130	382	61,072	0.3	3.7	32.3	0.8
Total Rest of the World	91,981	7,567	1,534	101,082	0.6	15.0	49.8	3.2
Total loans and advances at amortised cost	307,773	40,652	4,867	353,292	0.3	5.3	31.3	1.5
Debt securities	41,715	3,772	—	45,487	—	0.9	—	0.1
Total loans and advances at amortised cost including debt securities	349,488	44,424	4,867	398,779	0.3	5.0	31.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts[2]	372,700	30,379	1,157	404,236	0.1	1.0	1.9	0.1
Total[3,4]	722,188	74,803	6,024	803,015	0.2	3.4	27.1	0.8
1Includes Business Banking, which has a gross exposure of £18.1bn and an impairment allowance of £519m. This comprises £149m impairment allowance on £10.5bn Stage 1 exposure, £121m on £6.0bn Stage 2 exposure and £249m on £1.6bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.
2Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m impairment allowance on £178.4bn Stage 1 exposure, £9m on £1.5bn Stage 2 exposure and £144m on £149m Stage 3 exposure.
4The annualised loan loss rate is 30bps after applying the total impairment charge of £1,220m.

Barclays PLC	27

Credit Risk
Loans and advances at amortised cost by product
The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 30.09.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	154,221	15,417	1,935	866	18,218	2,175	174,614
Retail credit cards	31,450	5,226	386	309	5,921	1,672	39,043
Retail other	10,088	1,313	125	82	1,520	568	12,176
Corporate loans	114,678	13,556	153	76	13,785	2,564	131,027
Total	310,437	35,512	2,599	1,333	39,444	6,979	356,860

Impairment allowance
Retail mortgages	63	92	23	22	137	432	632
Retail credit cards	542	1,180	158	190	1,528	1,287	3,357
Retail other	78	121	21	27	169	243	490
Corporate loans	283	367	13	8	388	606	1,277
Total	966	1,760	215	247	2,222	2,568	5,756

Net exposure
Retail mortgages	154,158	15,325	1,912	844	18,081	1,743	173,982
Retail credit cards	30,908	4,046	228	119	4,393	385	35,686
Retail other	10,010	1,192	104	55	1,351	325	11,686
Corporate loans	114,395	13,189	140	68	13,397	1,958	129,750
Total	309,471	33,752	2,384	1,086	37,222	4,411	351,104

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.6	1.2	2.5	0.8	19.9	0.4
Retail credit cards	1.7	22.6	40.9	61.5	25.8	77.0	8.6
Retail other	0.8	9.2	16.8	32.9	11.1	42.8	4.0
Corporate loans	0.2	2.7	8.5	10.5	2.8	23.6	1.0
Total	0.3	5.0	8.3	18.5	5.6	36.8	1.6

As at 31.12.22
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	153,672	15,990	1,684	526	18,200	2,414	174,286
Retail credit cards	29,788	5,731	284	434	6,449	1,380	37,617
Retail other	13,470	1,232	104	132	1,468	720	15,658
Corporate loans	111,891	16,552	159	107	16,818	2,572	131,281
Total	308,821	39,505	2,231	1,199	42,935	7,086	358,842

Impairment allowance
Retail mortgages	29	53	11	9	73	414	516
Retail credit cards	458	1,334	100	186	1,620	955	3,033
Retail other	100	118	22	26	166	308	574
Corporate loans	461	401	13	10	424	542	1,427
Total	1,048	1,906	146	231	2,283	2,219	5,550

Net exposure
Retail mortgages	153,643	15,937	1,673	517	18,127	2,000	173,770
Retail credit cards	29,330	4,397	184	248	4,829	425	34,584
Retail other	13,370	1,114	82	106	1,302	412	15,084
Corporate loans	111,430	16,151	146	97	16,394	2,030	129,854
Total	307,773	37,599	2,085	968	40,652	4,867	353,292

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.7	1.7	0.4	17.1	0.3
Retail credit cards	1.5	23.3	35.2	42.9	25.1	69.2	8.1
Retail other	0.7	9.6	21.2	19.7	11.3	42.8	3.7
Corporate loans	0.4	2.4	8.2	9.3	2.5	21.1	1.1
Total	0.3	4.8	6.5	19.3	5.3	31.3	1.5

Barclays PLC	28

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s ECL charge were refreshed in Q323 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, although the outlook in major economies has improved somewhat since last year, GDP growth remains weak in the coming quarters and beyond, as tight monetary policy continues to restrain growth. Consumer price inflation eases over 2023 as base effects, supply chain pressures and lower energy prices provide some downward pressure. UK and US unemployment rates increase only gradually in the coming quarters, peaking at 4.5% in Q424 and reaching 4.4% in Q324 respectively. Central banks continue raising interest rates, with both the UK bank rate and the US federal funds rate reaching their peaks at 6.0% and 5.5% respectively during 2023.
The Downside 2 scenario is broadly aligned to the previous scenario refresh. Inflation rates rise again as energy prices suddenly surge again amid renewed geopolitical risks. Inflation becomes entrenched and inflation expectations go up, contributing to higher pressure on wage growth. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8% and the US federal funds rate peaking at 7%. Weakened businesses lay off workers and consumers stop spending exacerbating the downward stress. Unemployment peaks at 8.5% in the UK and 9.8% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside scenarios, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. As a result of easing inflation, central banks lower interest rates to support the economic recovery.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The decrease in the Downside and Upside weightings and the increase in the Baseline weighting reflected a closer alignment between actual GDP and Baseline, increasing the expected likelihood of the Baseline relative to the other scenarios. An improving economic outlook moved the Baseline US GDP paths further from the Downside scenarios, further reducing the Downside weights.
The economic uncertainty adjustments of £0.3bn (30 June 2023: £0.3bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.3bn (30 June 2023: £0.2bn) which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £nil (30 June 2023: £0.1bn).
The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Barclays PLC	29

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.09.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP[1]	0.4	0.4	1.4	2.0	2.0
UK unemployment[2]	4.1	4.4	4.3	4.5	4.8
UK HPI[3]	(5.8)	(2.7)	1.9	3.8	7.3
UK bank rate	5.1	5.9	5.2	4.7	4.4
US GDP[1]	2.0	0.9	1.7	1.8	1.8
US unemployment[4]	3.6	4.3	4.4	4.4	4.4
US HPI[5]	0.9	1.9	3.1	3.1	3.1
US federal funds rate	5.2	4.9	4.1	3.8	3.8

Downside 2
UK GDP[1]	0.2	(4.2)	(2.1)	2.5	2.1
UK unemployment[2]	4.2	6.9	8.4	7.8	7.2
UK HPI[3]	(6.4)	(20.5)	(17.9)	(1.2)	10.2
UK bank rate	5.1	7.8	7.6	6.4	5.2
US GDP[1]	1.8	(3.9)	(1.9)	2.6	2.3
US unemployment[4]	3.8	7.8	9.7	8.8	7.4
US HPI[5]	0.6	(4.2)	(3.8)	0.7	5.2
US federal funds rate	5.3	6.9	6.8	5.4	4.4

Downside 1
UK GDP[1]	0.3	(1.9)	(0.3)	2.2	2.0
UK unemployment[2]	4.1	5.7	6.3	6.2	6.0
UK HPI[3]	(6.1)	(11.9)	(8.4)	1.3	8.8
UK bank rate	5.1	6.8	6.4	5.6	4.9
US GDP[1]	1.9	(1.5)	(0.1)	2.2	2.1
US unemployment[4]	3.7	6.1	7.0	6.6	5.9
US HPI[5]	0.8	(1.2)	(0.4)	1.9	4.2
US federal funds rate	5.3	5.9	5.3	4.8	4.1

Upside 2
UK GDP[1]	0.8	4.0	3.3	2.8	2.4
UK unemployment[2]	4.0	3.7	3.5	3.6	3.6
UK HPI[3]	(3.2)	9.4	6.2	4.4	6.0
UK bank rate	4.7	3.6	2.6	2.5	2.5
US GDP[1]	2.3	3.9	3.2	2.8	2.8
US unemployment[4]	3.5	3.4	3.6	3.6	3.6
US HPI[5]	2.6	5.0	5.2	4.9	4.9
US federal funds rate	4.9	3.5	2.9	2.8	2.8

Upside 1
UK GDP[1]	0.6	2.2	2.4	2.4	2.2
UK unemployment[2]	4.1	4.0	3.9	4.0	4.2
UK HPI[3]	(4.5)	3.2	4.0	4.1	6.6
UK bank rate	4.9	4.8	3.9	3.5	3.4
US GDP[1]	2.2	2.4	2.5	2.3	2.3
US unemployment[4]	3.6	3.9	4.0	4.0	4.0
US HPI[5]	1.7	3.5	4.1	4.0	4.0
US federal funds rate	5.1	4.3	3.6	3.4	3.3

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	30

Credit Risk

As at 30.06.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP[1]	0.3	0.9	1.6	1.8	1.9
UK unemployment[2]	4.1	4.4	4.2	4.2	4.2
UK HPI[3]	(6.1)	(1.3)	2.0	4.3	5.7
UK bank rate	4.8	4.6	3.9	3.8	3.5
US GDP[1]	1.1	0.7	2.0	2.0	2.0
US unemployment[4]	3.8	4.6	4.6	4.6	4.6
US HPI[5]	(0.7)	3.6	2.4	2.7	2.7
US federal funds rate	5.0	3.7	3.0	2.8	3.0

Downside 2
UK GDP[1]	(0.5)	(5.0)	(0.4)	2.5	1.9
UK unemployment[2]	4.4	7.8	8.3	7.7	7.1
UK HPI[3]	(10.2)	(20.5)	(17.7)	5.6	8.2
UK bank rate	5.5	8.0	7.3	6.1	4.8
US GDP[1]	0.5	(4.8)	(0.3)	2.8	2.1
US unemployment[4]	4.5	8.7	9.6	8.5	7.0
US HPI[5]	(1.8)	(3.7)	(4.2)	2.6	4.8
US federal funds rate	5.7	7.0	6.5	5.1	4.2

Downside 1
UK GDP[1]	(0.1)	(2.1)	0.6	2.2	1.9
UK unemployment[2]	4.2	6.1	6.2	5.9	5.6
UK HPI[3]	(8.1)	(11.3)	(8.2)	5.0	7.0
UK bank rate	5.2	6.1	5.6	4.8	4.1
US GDP[1]	0.8	(2.0)	0.8	2.4	2.0
US unemployment[4]	4.1	6.7	7.1	6.5	5.8
US HPI[5]	(1.2)	(0.1)	(0.9)	2.7	3.8
US federal funds rate	5.2	4.9	4.5	4.3	3.8

Upside 2
UK GDP[1]	1.2	4.1	3.2	2.6	2.3
UK unemployment[2]	3.9	3.6	3.5	3.6	3.6
UK HPI[3]	0.4	10.6	4.8	4.2	3.8
UK bank rate	4.4	3.3	2.5	2.5	2.5
US GDP[1]	2.2	3.9	3.0	2.8	2.8
US unemployment[4]	3.4	3.5	3.6	3.6	3.6
US HPI[5]	2.5	5.5	4.6	4.5	4.5
US federal funds rate	4.7	3.2	2.2	2.0	2.0

Upside 1
UK GDP[1]	0.8	2.5	2.4	2.2	2.1
UK unemployment[2]	4.0	4.0	3.9	3.9	3.9
UK HPI[3]	(2.9)	4.5	3.4	4.3	4.7
UK bank rate	4.6	4.0	3.1	3.0	3.0
US GDP[1]	1.6	2.3	2.5	2.4	2.4
US unemployment[4]	3.6	4.1	4.1	4.1	4.1
US HPI[5]	0.9	4.6	3.5	3.6	3.6
US federal funds rate	4.8	3.4	2.6	2.5	2.5
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Barclays PLC	31

Credit Risk

As at 31.12.22	2022	2023	2024	2025	2026
Baseline	%	%	%	%	%
UK GDP[1]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[2]	3.7	4.5	4.4	4.1	4.2
UK HPI[3]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[1]	1.8	0.5	1.2	1.5	1.5
US unemployment[4]	3.7	4.3	4.7	4.7	4.7
US HPI[5]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2
UK GDP[1]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[2]	3.7	6.0	8.4	8.0	7.4
UK HPI[3]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[1]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[4]	3.7	6.0	8.5	8.1	7.1
US HPI[5]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1
UK GDP[1]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[2]	3.7	5.2	6.4	6.0	5.8
UK HPI[3]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[1]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[4]	3.7	5.1	6.6	6.4	5.9
US HPI[5]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2
UK GDP[1]	3.3	2.8	3.7	2.9	2.4
UK unemployment[2]	3.7	3.5	3.4	3.4	3.4
UK HPI[3]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[1]	1.8	3.3	3.5	2.8	2.8
US unemployment[4]	3.7	3.3	3.3	3.3	3.3
US HPI[5]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1
UK GDP[1]	3.3	1.0	2.3	2.4	2.1
UK unemployment[2]	3.7	4.0	3.9	3.8	3.8
UK HPI[3]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[1]	1.8	1.9	2.3	2.2	2.2
US unemployment[4]	3.7	3.8	4.0	4.0	4.0
US HPI[5]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.23
Scenario probability weighting	12.3	24.4	41.5	15.1	6.7
As at 30.06.23
Scenario probability weighting	13.0	24.7	40.2	15.2	6.9
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0

Barclays PLC	32

Treasury and Capital Risk
Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 is 11.8% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.9% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. Following the Financial Policy Committee (FPC) announcement on 5 July 2022, the UK CCyB increased from 1% to 2% with effect from 5 July 2023. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Leverage
The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.7% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.
In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Barclays PLC	33

Treasury and Capital Risk

Capital ratios[1,2]	As at 30.09.23	As at 30.06.23	As at 31.12.22
CET1	14.0%	13.8%	13.9%
T1	17.5%	17.9%	17.9%
Total regulatory capital	20.0%	20.5%	20.8%
MREL ratio as a percentage of total RWAs	33.4%	32.9%	33.5%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,315	67,669	68,292
Less: other equity instruments (recognised as AT1 capital)	(11,857)	(13,759)	(13,284)
Adjustment to retained earnings for foreseeable ordinary share dividends	(497)	(622)	(787)
Adjustment to retained earnings for foreseeable repurchase of shares	(223)	—	—
Adjustment to retained earnings for foreseeable other equity coupons	(45)	(39)	(37)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,630)	(1,800)	(1,726)
Goodwill and intangible assets	(8,243)	(8,584)	(8,224)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,480)	(1,372)	(1,500)
Fair value reserves related to gains or losses on cash flow hedges	6,421	7,992	7,237
Excess of expected losses over impairment	(292)	(228)	(119)
Gains or losses on liabilities at fair value resulting from own credit	(142)	(116)	(620)
Defined benefit pension fund assets	(2,960)	(2,995)	(3,430)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	290	206	700
Other regulatory adjustments	321	308	396
CET1 capital	47,958	46,640	46,878

AT1 capital
Capital instruments and related share premium accounts	11,857	13,759	13,284
Other regulatory adjustments and deductions	(60)	(60)	(60)
AT1 capital	11,797	13,699	13,224

T1 capital	59,755	60,339	60,102

T2 capital
Capital instruments and related share premium accounts	8,126	8,212	9,000
Qualifying T2 capital (including minority interests) issued by subsidiaries	757	769	1,095
Credit risk adjustments (excess of impairment over expected losses)	58	71	35
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	68,536	69,231	70,072

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(757)	(769)	(1,095)
Eligible liabilities	46,477	42,559	43,851

Total own funds and eligible liabilities[3]	114,256	111,021	112,828

Total RWAs	341,868	336,946	336,518

1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.9%, with £47.7bn of CET1 capital and £341.8bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3As at 30 September 2023, the Group's MREL requirement, excluding the PRA buffer, was to hold £101.1bn of own funds and eligible liabilities equating to 29.6% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Barclays PLC	34

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.23	Nine months ended 30.09.23
	£m	£m
Opening CET1 capital	46,640	46,878

Profit for the period attributable to equity holders	1,533	5,151
Own credit relating to derivative liabilities	—	8
Ordinary share dividends paid and foreseen	(298)	(920)
Purchased and foreseeable share repurchase	(750)	(1,250)
Other equity coupons paid and foreseen	(267)	(774)
Increase in retained regulatory capital generated from earnings	218	2,215

Net impact of share schemes	120	(36)
Fair value through other comprehensive income reserve	(157)	(82)
Currency translation reserve	810	(363)
Other reserves	(16)	(36)
Increase/(decrease) in other qualifying reserves	757	(517)

Pension remeasurements within reserves	(51)	(527)
Defined benefit pension fund asset deduction	35	470
Net impact of pensions	(16)	(57)

Additional value adjustments (PVA)	170	96
Goodwill and intangible assets	341	(19)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(108)	20
Excess of expected loss over impairment	(64)	(173)
Adjustment under IFRS 9 transitional arrangements	84	(410)
Other regulatory adjustments	(64)	(75)
Increase/(decrease) in regulatory capital due to adjustments and deductions	359	(561)

Closing CET1 capital	47,958	47,958
CET1 capital increased £1.1bn to £48.0bn (December 2022: £46.9bn).
£5.2bn of capital generated from profit was partially offset by distributions of £2.9bn comprising:
•£1.3bn of share buybacks announced with FY22 and H123 results
•£0.9bn of ordinary share dividend paid and foreseen reflecting £0.4bn half year 2023 dividend paid and a £0.5bn accrual towards FY23 dividend
•£0.8bn of equity coupons paid and foreseen
Other significant movements in the period were:
•£0.4bn decrease in the currency translation reserve driven by the strengthening of GBP against USD since December 2022
•£0.4bn decrease in IFRS 9 transitional relief primarily due to the relief applied to the pre-2020 impairment charge reducing to 0% in 2023 from 25% in 2022 and the relief applied to the post-2020 impairment charge reducing to 50% in 2023 from 75% in 2022.

Barclays PLC	35

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk[1]		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.23	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	11,731	49,928	160	—	—	90	215	—	11,054	73,178
Corporate and Investment Bank	38,869	69,467	17,983	21,784	123	3,108	17,542	23,253	27,093	219,222
Consumer, Cards and Payments	28,613	3,987	191	51	—	42	2	535	6,527	39,948
Barclays International	67,482	73,454	18,174	21,835	123	3,150	17,544	23,788	33,620	259,170
Head Office	4,116	6,213	—	—	—	—	—	—	(809)	9,520
Barclays Group	83,329	129,595	18,334	21,835	123	3,240	17,759	23,788	43,865	341,868
As at 30.06.23
Barclays UK	8,377	52,867	245	—	—	124	374	—	11,054	73,041
Corporate and Investment Bank	33,567	75,880	17,551	20,687	454	2,841	16,179	22,251	27,093	216,503
Consumer, Cards and Payments	26,306	4,484	202	51	—	63	3	424	6,527	38,060
Barclays International	59,873	80,364	17,753	20,738	454	2,904	16,182	22,675	33,620	254,563
Head Office	2,584	7,567	—	—	—	—	—	—	(809)	9,342
Barclays Group	70,834	140,798	17,998	20,738	454	3,028	16,556	22,675	43,865	336,946
As at 31.12.22
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518
1Credit risk RWAs of £9.8bn relating to deferred tax assets, have been reclassified from IRB to STD with no impact to total RWAs.

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518
Book size	(1,047)	1,901	4,749	50	5,653
Acquisitions and disposals	688	—	—	—	688
Book quality	1,466	(6)	—	—	1,460
Model updates	(2,600)	—	—	—	(2,600)
Methodology and policy	2,740	583	—	—	3,323
Foreign exchange movements[1]	(2,196)	(942)	(36)	—	(3,174)
Total RWA movements	(949)	1,536	4,713	50	5,350
Closing RWAs (as at 30.09.23)	212,924	43,532	41,547	43,865	341,868
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Overall RWAs increased £5.4bn to £341.9bn (December 2022: £336.5bn).
Credit risk RWAs decreased £0.9bn:
•A £1.0bn decrease in book size within CIB, partially offset by higher credit card balances within CC&P
•A £1.5bn increase in book quality RWAs primarily driven by changes in risk parameters and HPI refresh within Barclays
UK
•A £2.6bn decrease in model updates primarily driven by capital LGD model update for the mortgage portfolio to reflect the significant decrease in repossession volume during and post the COVID pandemic
•A £2.7bn increase in methodology and policy primarily driven by the recalibration of the post model adjustment (PMA) introduced to address the IRB roadmap changes.
•A £2.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD since December 2022
Counterparty Credit risk RWAs increased £1.5bn:
•A £1.9bn increase in book size primarily due to increased trading activity within CIB since December 2022
Market risk RWAs increased £4.7bn:
•A £4.7bn increase in book size primarily due to increased trading activity within CIB since December 2022

Barclays PLC	36

Treasury and Capital Risk

Leverage ratios[1,2]	As at 30.09.23	As at 30.06.23	As at 31.12.22
	£m	£m	£m
UK leverage ratio[3]	5.0%	5.1%	5.3%
T1 capital	59,755	60,339	60,102
UK leverage exposure	1,202,417	1,183,703	1,129,973
Average UK leverage ratio	4.6%	4.8%	4.8%
Average T1 capital	58,661	60,176	60,865
Average UK leverage exposure	1,262,290	1,261,094	1,280,972
1Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2Fully loaded UK leverage ratio was 4.9%, with £59.5bn of T1 capital and £1,202.1bn of leverage exposure. Fully loaded average UK leverage ratio was 4.6% with £58.4bn of T1 capital and £1,262.0bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement as well as the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn and against the 0.3% CCLB was £3.6bn.
The UK leverage ratio decreased to 5.0% (December 2022: 5.3%) primarily due to a £72.4bn increase in leverage exposure to £1,202.4bn (December 2022: £1,130.0bn). This is largely driven by increased trading activity within CIB since December 2022.

Barclays PLC	37

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.23	Nine months ended 30.09.22
	£m	£m
Total income	19,780	19,155
Operating expenses excluding litigation and conduct	(11,979)	(11,209)
Litigation and conduct	(32)	(1,518)
Operating expenses	(12,011)	(12,727)
Other net income/(expenses)	7	(4)
Profit before impairment	7,776	6,424
Credit impairment charges	(1,329)	(722)
Profit before tax	6,447	5,702
Tax charge	(1,257)	(1,072)
Profit after tax	5,190	4,630

Attributable to:
Equity holders of the parent	4,385	3,987
Other equity instrument holders	766	620
Total equity holders of the parent	5,151	4,607
Non-controlling interests	39	23
Profit after tax	5,190	4,630

Earnings per share
Basic earnings per ordinary share	28.2p	24.2p

Barclays PLC	38

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 30.09.23	As at 31.12.22
Assets	£m	£m
Cash and balances at central banks	262,800	256,351
Cash collateral and settlement balances	140,844	112,597
Debt securities at amortised cost	54,309	45,487
Loans and advances at amortised cost to banks	11,534	10,015
Loans and advances at amortised cost to customers	339,570	343,277
Reverse repurchase agreements and other similar secured lending	1,424	776
Trading portfolio assets	155,374	133,813
Financial assets at fair value through the income statement	241,142	213,568
Derivative financial instruments	282,144	302,380
Financial assets at fair value through other comprehensive income	72,638	65,062
Investments in associates and joint ventures	909	922
Goodwill and intangible assets	8,265	8,239
Current tax assets	109	385
Deferred tax assets	6,766	6,991
Other assets	13,893	13,836
Total assets	1,591,721	1,513,699

Liabilities
Deposits at amortised cost from banks	28,501	19,979
Deposits at amortised cost from customers	532,791	525,803
Cash collateral and settlement balances	129,032	96,927
Repurchase agreements and other similar secured borrowing	41,254	27,052
Debt securities in issue	102,794	112,881
Subordinated liabilities	11,220	11,423
Trading portfolio liabilities	67,189	72,924
Financial liabilities designated at fair value	326,448	271,637
Derivative financial instruments	268,634	289,620
Current tax liabilities	734	580
Deferred tax liabilities	16	16
Other liabilities	14,133	15,597
Total liabilities	1,522,746	1,444,439

Equity
Called up share capital and share premium	4,257	4,373
Other reserves	(2,124)	(2,192)
Retained earnings	54,325	52,827
Shareholders' equity attributable to ordinary shareholders of the parent	56,458	55,008
Other equity instruments	11,857	13,284
Total equity excluding non-controlling interests	68,315	68,292
Non-controlling interests	660	968
Total equity	68,975	69,260

Total liabilities and equity	1,591,721	1,513,699

Barclays PLC	39

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests[1]	Total equity
Nine months ended 30.09.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	766	—	4,385	5,151	39	5,190
Currency translation movements	—	—	(363)	—	(363)	—	(363)
Fair value through other comprehensive income reserve	—	—	(82)	—	(82)	—	(82)
Cash flow hedges	—	—	816	—	816	—	816
Retirement benefit remeasurements	—	—	—	(527)	(527)	—	(527)
Own credit	—	—	(469)	—	(469)	—	(469)
Total comprehensive income for the period	—	766	(98)	3,858	4,526	39	4,565
Employee share schemes and hedging thereof	52	—	—	407	459	—	459
Issue and redemption of other equity instruments	—	(1,426)	—	(41)	(1,467)	(312)	(1,779)
Other equity instruments coupons paid	—	(766)	—	—	(766)	—	(766)
Vesting of employee share schemes	—	—	(2)	(494)	(496)	—	(496)
Dividends paid	—	—	—	(1,210)	(1,210)	(39)	(1,249)
Repurchase of shares	(168)	—	168	(1,027)	(1,027)	—	(1,027)
Other movements	—	(1)	—	5	4	4	8
Balance as at 30 September 2023	4,257	11,857	(2,124)	54,325	68,315	660	68,975

Three months ended 30.09.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2023	4,325	13,759	(4,457)	54,042	67,669	876	68,545
Profit after tax	—	259	—	1,274	1,533	9	1,542
Currency translation movements	—	—	810	—	810	—	810
Fair value through other comprehensive income reserve	—	—	(157)	—	(157)	—	(157)
Cash flow hedges	—	—	1,571	—	1,571	—	1,571
Retirement benefit remeasurements	—	—	—	(51)	(51)	—	(51)
Own credit	—	—	25	—	25	—	25
Total comprehensive income for the period	—	259	2,249	1,223	3,731	9	3,740
Employee share schemes and hedging thereof	14	—	—	36	50	—	50
Issue and redemption of other equity instruments	—	(1,926)	—	(33)	(1,959)	(219)	(2,178)
Other equity instruments coupons paid	—	(259)	—	—	(259)	—	(259)
Vesting of employee share schemes	—	—	2	(10)	(8)	—	(8)
Dividends paid	—	—	—	(417)	(417)	(9)	(426)
Repurchase of shares	(82)	—	82	(524)	(524)	—	(524)
Other movements	—	24	—	8	32	3	35
Balance as at 30 September 2023	4,257	11,857	(2,124)	54,325	68,315	660	68,975

	As at 30.09.23	As at 31.12.22
Other Reserves	£m	£m
Currency translation reserve	4,409	4,772
Fair value through other comprehensive income reserve	(1,642)	(1,560)
Cash flow hedging reserve	(6,419)	(7,235)
Own credit reserve	(2)	467
Other reserves and treasury shares	1,530	1,364
Total	(2,124)	(2,192)
1During Q323, a redemption notice was published related to the 9% Permanent Interest Bearing Capital Bonds, as a result of which £40m was transferred from non-controlling interests to subordinated liabilities ahead of redemption on 11 October 2023. This item is presented within Issue and redemption of other equity instruments.

Barclays PLC	40

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Returns

	Nine months ended 30.09.23
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,580	2,728	421	3,149	(344)	4,385

	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	31.7	6.2	37.9	3.6	55.5
Average goodwill and intangibles	(3.8)	—	(0.9)	(0.9)	(3.8)	(8.5)
Average tangible equity	10.2	31.7	5.3	37.0	(0.2)	47.0

Return on average tangible equity	20.6%	11.5%	10.6%	11.4%	n/m	12.5%

	Nine months ended 30.09.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,403	2,910	309	3,219	(635)	3,987

	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	13.6	32.5	5.6	38.1	5.2	56.9
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible equity	10.0	32.5	4.7	37.2	1.6	48.8

Return on average tangible equity	18.7%	11.9%	8.9%	11.5%	n/m	10.9%

Barclays PLC	41

Appendix: Non-IFRS Performance Measures

Reconciliation of financial results excluding the impact of the Over-issuance of Securities

Nine months ended	30.09.23			30.09.22
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m
Barclays UK	5,795	—	5,795	5,289	—	5,289
Corporate and Investment Bank	10,220	—	10,220	10,792	292	10,500
Consumer, Cards and Payments	3,944	—	3,944	3,213	—	3,213
Barclays International	14,164	—	14,164	14,005	292	13,713
Head Office	(179)	—	(179)	(139)	—	(139)
Group income	19,780	—	19,780	19,155	292	18,863
Litigation and conduct	(32)	—	(32)	(1,518)	(966)	(552)
Group total operating expenses	(12,011)	—	(12,011)	(12,727)	(966)	(11,761)

Three months ended	30.09.23			30.09.22
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m
Barclays UK	1,873	—	1,873	1,916	—	1,916
Corporate and Investment Bank	3,082	—	3,082	2,821	(466)	3,287
Consumer, Cards and Payments	1,360	—	1,360	1,244	—	1,244
Barclays International	4,442	—	4,442	4,065	(466)	4,531
Head Office	(57)	—	(57)	(30)	—	(30)
Group income	6,258	—	6,258	5,951	(466)	6,417
Litigation and conduct	—	—	—	339	503	(164)
Group total operating expenses	(3,949)	—	(3,949)	(3,600)	503	(4,103)

Barclays PLC	42

Appendix: Non-IFRS Performance Measures
Reconciliation of financial results excluding the impact of the Over-issuance of Securities in the prior year

Three months ended	30.09.23	30.09.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% change
Income
Corporate and Investment Bank	3,082	2,821	(466)	3,287	(6)
of which:
FICC	1,147	1,546	—	1,546	(26)
Equities	675	246	(466)	712	(5)
Global Markets	1,822	1,792	(466)	2,258	(19)

Total operating expenses
Corporate and Investment Bank	(2,008)	(1,545)	503	(2,048)	2

Nine months ended	30.09.23	30.09.22
	Statutory	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	% change
Income
Corporate and Investment Bank	10,220	10,792	292	10,500	(3)
of which:
FICC	4,121	4,719	—	4,719	(13)
Equities	1,942	2,709	292	2,417	(20)
Global Markets	6,063	7,428	292	7,136	(15)

Total operating expenses
Corporate and Investment Bank	(6,192)	(6,968)	(966)	(6,002)	(3)

Barclays PLC	43

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,274	1,328	1,783	1,036	1,512	1,071	1,404	1,079

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	55.1	55.4	55.9	54.9	56.8	57.1	56.9	56.1
Average goodwill and intangibles	(8.6)	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)	(8.1)
Average tangible shareholders' equity	46.5	46.7	47.6	46.7	48.6	49.0	48.8	48.0

Return on average tangible shareholders' equity	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%

Barclays UK
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	531	534	515	474	549	458	396	420

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.0	14.2	13.9	13.7	13.5	13.6	13.7	13.6
Average goodwill and intangibles	(3.9)	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.1	10.2	10.3	10.2	9.9	10.0	10.1	10.0

Return on average allocated tangible equity	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%

1The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	44

Appendix: Non-IFRS Performance Measures

Barclays International
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	848	953	1,348	625	1,136	783	1,300	818

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	37.6	38.0	38.1	39.9	40.1	38.2	36.0	33.8
Average goodwill and intangibles	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	36.8	37.1	37.1	38.9	39.1	37.3	35.1	32.9

Return on average allocated tangible equity	9.2%	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%

Corporate and Investment Bank
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	721	798	1,209	454	1,015	579	1,316	695

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7

Return on average allocated tangible equity	9.2%	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	127	155	139	171	121	204	(16)	123

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.1	6.2	6.3	6.2	6.1	5.5	5.2	5.1
Average goodwill and intangibles	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	5.3	5.3	5.3	5.2	5.1	4.6	4.3	4.2

Return on average allocated tangible equity	9.6%	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%

1The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	45

Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 30.09.23	As at 31.12.22	As at 30.09.22
	£m	£m	£m
Total equity excluding non-controlling interests	68,315	68,292	67,034
Other equity instruments	(11,857)	(13,284)	(13,270)
Shareholders' equity attributable to ordinary shareholders of the parent	56,458	55,008	53,764
Goodwill and intangibles	(8,265)	(8,239)	(8,371)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	48,193	46,769	45,393

	m	m	m
Shares in issue	15,239	15,871	15,888

	p	p	p
Net asset value per share	370	347	338
Tangible net asset value per share	316	295	286

Barclays PLC	46

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q323 YTD	Q322 YTD	Q323	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,580	1,403	531	534	515	474	549	458	396	420
Corporate and Investment Bank	2,728	2,910	721	798	1,209	454	1,015	579	1,316	695
Consumer, Cards and Payments	421	309	127	155	139	171	121	204	(16)	123
Barclays International	3,149	3,219	848	953	1,348	625	1,136	783	1,300	818
Head Office	(344)	(635)	(105)	(159)	(80)	(63)	(173)	(170)	(292)	(159)
Barclays Group	4,385	3,987	1,274	1,328	1,783	1,036	1,512	1,071	1,404	1,079

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	14.0	13.6	14.0	14.2	13.9	13.7	13.5	13.6	13.7	13.6
Corporate and Investment Bank	31.7	32.5	31.5	31.8	31.8	33.7	34.0	32.7	30.8	28.7
Consumer, Cards and Payments	6.2	5.6	6.1	6.2	6.3	6.2	6.1	5.5	5.2	5.1
Barclays International	37.9	38.1	37.6	38.0	38.1	39.9	40.1	38.2	36.0	33.8
Head Office	3.6	5.3	3.5	3.2	3.9	1.3	3.2	5.3	7.2	8.8
Barclays Group	55.5	56.9	55.1	55.4	55.9	54.9	56.8	57.1	56.9	56.2

Return on average equity	%	%	%	%	%	%	%	%	%	%
Barclays UK	15.0	13.8	15.2	15.1	14.8	13.9	16.3	13.5	11.6	12.4
Corporate and Investment Bank	11.5	11.9	9.2	10.0	15.2	5.4	11.9	7.1	17.1	9.7
Consumer, Cards and Payments	9.0	7.4	8.4	10.1	8.9	11.0	7.9	14.8	(1.2)	9.7
Barclays International	11.1	11.3	9.0	10.0	14.2	6.3	11.3	8.2	14.4	9.7
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	10.5	9.3	9.3	9.6	12.8	7.5	10.6	7.5	9.9	7.7

1The comparative capital and financial metrics relating to Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	47

Appendix: Non-IFRS Performance Measures

Notable Items
	Nine months ended 30.09.23		Nine months ended 30.09.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	6,447	4,385	5,702	3,987
Net impact from the Over-issuance of Securities	—	—	(674)	(552)
Customer remediation costs on legacy loan portfolios	—	—	(282)	(228)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	—	—	(165)	(165)
Other litigation and conduct	(32)	(13)	(105)	(98)
Structural cost actions	(119)	(91)	(78)	(64)
Re-measurement of UK DTAs	—	—	—	(346)
Excluding the impact of notable items	6,598	4,489	7,006	5,440

	Three months ended 30.09.23		Three months ended 30.09.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	1,885	1,274	1,969	1,512
Net impact from the Over-issuance of Securities	—	—	37	29
Customer remediation costs on legacy loan portfolios	—	—	(101)	(81)
Other litigation and conduct	—	9	(63)	(60)
Structural cost actions	(50)	(38)	(22)	(18)
Excluding the impact of notable items	1,935	1,303	2,118	1,642

The Group’s management believes that the non-IFRS performance measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS performance measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

Barclays PLC	48

Shareholder Information

Results timetable[1]				Date
2023 Full Year Results and Annual Report				20 February 2024

					% Change[3]
Exchange rates[2]	30.09.23	30.06.23	31.12.22	30.09.22	30.06.23	31.12.22	30.09.22
Period end - USD/GBP	1.22	1.27	1.21	1.12	(4)%	1%	9%
YTD average - USD/GBP	1.24	1.23	1.24	1.26	1%	—	(2)%
3 month average - USD/GBP	1.27	1.25	1.17	1.18	2%	9%	8%
Period end - EUR/GBP	1.15	1.16	1.13	1.14	(1)%	2%	1%
YTD average - EUR/GBP	1.15	1.14	1.17	1.18	1%	(2)%	(3)%
3 month average - EUR/GBP	1.16	1.15	1.15	1.17	1%	1%	(1)%

Share price data
Barclays PLC (p)	158.94	153.38	158.52	144.30
Barclays PLC number of shares (m)[4]	15,239	15,556	15,871	15,888

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and international telephone number)[5].

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1Note that these dates are provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4The number of shares of 15,239m as at 30 September 2023 is different from the 15,220m referenced in the 2 October 2023 announcement entitled "Transaction in Own Shares" because the share buyback transactions executed on 28 and 29 September 2023 did not settle until 2 and 3 October 2023 respectively.
5Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	49

Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

Barclays PLC	50

Glossary of terms
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (which consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays with the majority of businesses held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays with the majority of businesses held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.

Barclays PLC	51

Glossary of terms
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity, as amended by Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean

Barclays PLC	52

Glossary of terms
temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.

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‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Corporate and Investment Bank (CIB)’ The Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

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‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.

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‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.

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‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.
‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

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‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and

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represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

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‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

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‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each key risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of High-quality liquid assets (HQLA) to expected net cash outflows over the next 30 days. HQLA should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.

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‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

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‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

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‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that Other Systemically Important Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

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‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

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‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in CRR Article 154.4. It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on their terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

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‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:

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–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.

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‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by CRR II.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in CRR Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A subsidiary created by a parent company to isolate financial risk. Its legal status as a separate company makes its obligations secure even if the parent company goes bankrupt.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised

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Glossary of terms
approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

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Glossary of terms
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

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‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to CC&P on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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